SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH JULY 14, 2006

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM S/A
Corporate Taxpayer’s ID (CNPJ/MF) 01.832.635/0001-18
Corporate Registry ID (NIRE) 35.300.150.007
(Publicly-Held Company)

MINUTES OF THE BOARD OF DIRECTORS’ MEETING
HELD ON JULY 7, 2006

Date, Time and Place: July 7, 2006, at 10:00 am, at the Company’s headquarters, located at Avenida Jurandir, 856, Lote 04, Hangar 7, 1º andar, Jardim Ceci, in the City of São Paulo, State of São Paulo.

Attendance: All the members of the Board of Directors.

Presiding Board: Noemy Almeida Oliveira Amaro, Chairwoman of the presiding board and of the Company’s Board of Directors; Luiz Cláudio Mattos de Aguiar, Secretary.

Call: The call formalities were exempted, under the terms of paragraph two of article 23 of the Company’s Bylaws, in view of the attendance of all the Board Members.

Agenda and Resolutions Taken by Unanimous Vote: After the analysis of the documents of the agenda and of the favorable opinion of the Fiscal Council issued on this same date and drawn up in the Company’s records, the Company’s Board of Directors, by unanimous vote:

(A) Capital Stock Increase - In compliance with article 6 of the Bylaws, to approve the Company’s capital stock increase, within the authorized capital limit, by R$486,774,789.41 (four hundred eighty six million, seven hundred seventy four thousand, seven hundred eighty nine reais and forty nine centavos), increasing from R$188,225,210.59 (one hundred eighty eight million, two hundred twenty five thousand, two hundred ten reais and fifty nine centavos) to R$675,000,000.00 (six hundred seventy five million reais), without the issuance of new shares, by means of the capitalization of the amounts of the share issuance goodwill account maintained in capital reserve. The new wording of article 5 of the Bylaws was approved: “Article 5 -The capital stock, subscribed and paid-up, totals R$675,000,000.00 (six hundred seventy five million reais), divided into 150,563,341 (one hundred fifty million, five hundred sixty three thousand, three hundred and forty one) shares: 59,794,845 (fifty nine million, seven hundred ninety four thousand, eight hundred and forty five) common shares and 90,768,496 (ninety million, seven hundred sixty eight thousand, four hundred and ninety six) preferred shares, all non-par registered indivisible shares in relation to the Company.”

(B) Debentures Public Distribution Program and 1st Debentures Public Issuance within the scope of the Program - The Board Members, by unanimous vote and without any restrictions, as provided for in article 59, paragraph 1 of Law 6,404/76, resolved:

1.1. To approve the filing of the Debentures Public Distribution Program (“Program”), under the terms of CVM Instruction 400, as of December 29, 2003, in the total amount of up to R$ 1,000,000,000.00 (one billion reais), for the term of 02 (two) years, counted from the date of its filing at the Brazilian Securities and Exchange Commission (“CVM”), and the Company’s Board of Executive Officers is authorized to (i) take the appropriate measures to carry out the Program including, but without limitation, the practice of acts required for the filing of the Program before the CVM, and (ii) negotiate and execute the documents required for the referred filing.

1.1.1. By occasion of each issuance within the Program, the Company may grant the intermediate institutions the option of distribution of supplementary lot of debentures corresponding to up to 15% of the debentures then offered, as provided for in article 24 of CVM Instruction 400/03.

1.1.2. The quantity of debentures of each issuance to be distributed within the Program may, at the Company’s discretion, without the need of a new request or change in the terms of the referred issuance, be increased up to the amount not exceeding 20% of the quantity of debentures then offered, as provided for in article 14, paragraph 2 of CVM Instruction 400/03.

1.2. To approve the Company’s 1st issuance of debentures, for public distribution, under the firm, incomprehensive guarantee, in a single series regime, of 50,000 (fifty thousand) simple debentures, in a single series, not convertible into shares, registered and book-entry debentures, of the type without guarantee nor preference (unsecured), with personal guarantee of TAM Linhas Aéreas S/A, with unit par value of R$10,000.00 (ten thousand reais) on the issuance date, totaling R$500,000,000.00 (five hundred million reais) (“Debentures”), in compliance with the conditions mentioned in item 1.2.3. below.

1.2.1. The Company may grant the intermediate institutions the option of distribution of supplementary lot of debentures corresponding to up to 15% of the Debentures initially offered in the 1st Issuance, as provided for in article 24 of CVM Instruction 400/03.

1.2.2. The quantity of Debentures of the 1st Issuance to be distributed may, at the Company’s discretion, without the need of a new request or change in the terms of the issuance, be increased up to the amount not exceeding 20% of the quantity of Debentures initially issued, as provided for in article 14, paragraph 2 of CVM Instruction 400/03.

1.2.3. To approve the conditions of the 1st Issuance, as follows:

a. Quantity of Debentures and Number of Series. 50,000 (fifty thousand) Debentures will be issued, in a single series.

b. Total Amount of the 1st Issuance. The total amount of the issuance is R$500,000,000.00 (five hundred million reais), on the Issuance Date (as defined below), and it may be increased in compliance with the conditions of items 1.2.1. and 1.2.2. above.

c. Type, Convertibility and Form. The Debentures will be simple, not convertible into shares, of the unsecured type (without guarantee nor preference), with personal guarantee of TAM Linhas Aéreas S/A and will have the registered book-entry form.

d. Par Value of the Debentures. The unit par value of the Debentures, on August 1, 2006 (“Issuance Date”), will be R$10,000.00 (ten thousand reais) (“Unit Par Value”).

e. Subscription Form and Payment Term. The Debentures will be subscribed by their Unit Par Value plus Compensation (as defined below), and the Compensation is calculated pro rata temporis from the Issuance Date up to the date of the effective payment. The Debentures will be paid in cash, at the moment of the subscription, in domestic currency.

f. Term and Maturity Date. The term of the Debentures is 6 (six) years, counted from the Issuance Date, with maturity, therefore, on August 1, 2012.

g. Amortization. The Unit Par Value of the Debentures will be paid in 3 annual and successive installments, and the payments will be made as follows: 1/3 on August 1, 2010, 1/3 on August 1, 2011 and the remaining balance on August 1, 2012.

h. Compensation of the Debentures. As from the Issuance Date, the Debentures will be entitled to a compensation that will comprise compensation interest incurring on their Unit Par Value as from the Issuance Date, to be paid semiannually. The interest rate applicable to the Debentures will be defined in a bookbuilding procedure, in compliance with the maximum rate of 104.5% (one hundred four wholes and five tenths percent) of the accumulation of the daily average rates of DI over extra group -One-day Interbank Deposits, calculated and disclosed by CETIP – Custody and Settlement Chamber, in the Daily Report, available on its website (http://www.cetip.com.br), 252 (two hundred fifty two) days basis, shown in the percentage per year form (“Compensation”).

i. Rollover and Optional Early Redemption. There will be no rollover or optional early redemption of the Debentures.

j. Distribution Procedure. The Debentures will be purpose of public distribution, under the firm, incomprehensive guarantee regime, for all the Debentures, excluding the supplementary lot and the additional debentures as provided for in items 1.2.1 and 1.2.2. above. There will be no early reserves neither the establishment of minimum or maximum lots, and the intermediate institutions of the 1st Issuance, with the Company’s express approval, will organize a distribution plan, having as target public individuals and legal entities, investment funds, third-party fund managers registered at the CVM, entities authorized to operate by the Central Bank of Brazil, insurance companies, supplementary pension plan and capitalization entities and institutional or qualified investors, pursuant to the rules effective in the country.

1.2.4 The Company’s Board of Executive Officers is authorized to take all the appropriate measures to carry out the 1st Issuance, including, but without limitation, the practice of acts required for the execution of the respective issuance deed, for the contracting of financial institutions authorized to operate in the securities market as intermediators, for the contracting of the fiduciary agent, of the agent bank, of the bookkeeping institution, legal consultants and other institutions that are possibly required for the performance of the 1st Issuance, determining their respective fees, as well as the publication and the registration of the documents of corporate nature before the appropriate bodies and the registration of the 1st Issuance before the CVM.

(C) Vote Approval at the Extraordinary General Meeting of TAM Linhas Aéreas S/A – to approve the vote to be given by the company, as shareholder, at the Extraordinary General Meeting of TAM Linhas Aéreas S/A, to be held on July 7, 2006, whose agenda has the following matter: “To approve the concession of personal guarantee in favor of its parent company TAM S/A, in the performance of the 1st issuance of debentures, for public distribution, under the firm, incomprehensive, in a single series regime, of 50,000 (fifty thousand) simple debentures, in a single series, not convertible into shares, registered and book-entry debentures, of the type without guarantee nor preference (unsecured), with unit par value of R$10,000.00 (ten thousand reais) on the issuance date, totaling the amount of R$500,000,000.00 (five hundred million reais), in compliance with the conditions presented.”

Reading, Drawing up and Closure of the minutes: Nothing more to be dealt with, the Chairwoman closed the board of directors’ meeting, from which these present minutes were drawn up which, after being read and found in compliance, were signed by those attending the meeting. São Paulo, July 7, 2006. Noemy Almeida Oliveira Amaro, Chairwoman; Luiz Cláudio Mattos de Aguiar, Secretary. Board Members: Noemy Almeida Oliveira Amaro, Maria Cláudia Oliveira Amaro Demenato, Maurício Rolim Amaro, Henri Philippe Reichstul, Luis Antônio Corrêa Nunes Viana Oliveira, Adalberto de Moraes Schettert, Roger Ian Wright and Waldemar Verdi Júnior. This is a free English translation of the original instrument drawn up in the Company’s records.

Luiz Cláudio Mattos de Aguiar
Secretary

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 14, 2006

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.